VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

03003878

03 FEB 11 AM 7:21

28 January 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, NW
Washington DC 20549

SUPPL

Dear Sir/Madam

Re: Village Roadshow Limited: 12g 3-2(b) Information
File No. 82-4513

Enclosed is information which Village Roadshow Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g 3-2(b).

Yours faithfully

PROCESSED
MAR 03 2003
THOMSON
FINANCIAL

Ms D Bucher
Corporate Administrator

dlw 3/19

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141. PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

Shaun Driscoll

From: ASX.Online@asx.com.au
Sent: 27 December 2002 11:53
To: Shaun Driscoll
Subject: VRL - ASX Online e-Lodgement - Confirmation of Release

03 FEB 11 AM 7:21

Val_Morgan_acq_1202.pdf

AUSTRALIAN STOCK EXCHANGE
VRL000374

ASX confirms the release to the market of Doc ID: 34373 as follows:
Release Time: 27-Dec-2002 11:49:41
ASX Code: VRL
File Name: Val_Morgan_acq_1202.pdf
Your Announcement Title: ACQUISITION OF VAL MORGAN ADVERTISING

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

27 December 2002

ACQUISITION OF VAL MORGAN CINEMA ADVERTISING

Village Roadshow Limited ("Village") together with The Greater Union Organisation Pty Limited ("Greater Union") and Hoyts Cinemas Australia ("Hoyts") are major users of the cinema advertising services provided by Val Morgan and Co. (Australia) Pty Limited, Media Entertainment Group Pty Limited and Independent Cinema Advertisers Pty Limited (collectively "Val Morgan"). Val Morgan has recently experienced severe financial difficulties, the details of which have been well publicised. Village, Greater Union and Hoyts have continued to exhibit the advertising placed by Val Morgan.

Val Morgan is Australia's only national cinema advertiser and holds exclusive advertising contracts over almost all cinema screens in Australia. Val Morgan also operates a joint venture in the United Arab Emirates, certain South American countries and a controlled entity in New Zealand.

In order to maintain the availability and continuity of cinema advertising into the future Village, Greater Union and Hoyts ("the acquiring exhibitors") have, through a joint venture company, acquired Val Morgan from its owner Television Media Services Limited ("TMS"). The acquiring exhibitors of Val Morgan have provided various releases to TMS in exchange for the shares of Val Morgan and a deferred payment of $2.5 million.

Village, Greater Union and Hoyts have sought and received conditional approval from the Australian Competition and Consumer Commission ("ACCC") for this course of action. As a condition of this approval, and after extensive consultation with the ACCC, the following undertakings from Village, Greater Union and Hoyts in relation to cinema advertising have been accepted:

- Two of the acquiring exhibitors will divest their stake in Val Morgan within 18 months of the acquisition of the joint venture company;
- The undertakings will remain in effect until such time as any advertising contracts existing between Val Morgan and the divesting exhibitors cease to remain in force. Such contracts are limited in the undertakings to 12 months in duration;
- Val Morgan will honour existing contracts with independent cinema exhibitors and offer them new cinema advertising contracts when existing contracts expire; and
- Val Morgan will guarantee minimum contractual terms to be offered to independent cinema exhibitors. The undertakings also incorporate procedures and checks to ensure the independent exhibitors are dealt with fairly.

It is the intention of the joint venture company to run Val Morgan for 18 months in order to restore it to financial viability. Existing contracts with the acquiring exhibitors will either be renegotiated or new contracts entered into with Val Morgan on reduced terms than are presently received.

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141. PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

AUSTRALIAN STOCK EXCHANGE
VRL000375

DATE : 20 January, 2003

FAX TO : Australian Stock Exchange Limited
Company Announcements Office
1300-300-021

FROM : Shaun Driscoll

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

PAGES : 1 of 22

BRIEF SUMMARY OF CONTENTS:

Change of Directors' Interests Notices x 3

03 FEB 14 7:21

Please fax ASX confirmation of announcement to: 61 3 9639 1540

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141. PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	VILLAGE ROADSHOW LIMITED
ABN	43 010 672 054

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	GRAHAM WILLIAM BURKE
Date of last notice	20 DECEMBER 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	SEE ATTACHED
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	14 JANUARY 2003 to 15 JANUARY 2003
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	SEE ATTACHED
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Name of Director: **GRAHAM WILLIAM BURKE**
Name of Company: **VILLAGE ROA HOW LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
G W Burke	2,400	2,400			
Village Roadshow Corporation Ltd	111,819,817	111,819,817			Director and shareholder of Village Roadshow Corporation Ltd
TOTAL		**111,822,217**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
Canberra Theatres Ltd	6,544,167	6,544,167			Pre-emption rights over the sale of shares
TOTAL		**6,544,167**			

DIRECTORS INTERESTS IN OPTIONS OVER SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Options Over Securities Held after Change	Date	Exercise Price	Description
G W Burke	2,000,000	2,000,000		$3.00	Expiring 30-Nov-07
G W Burke	2,000,000	2,000,000		$4.00	Expiring 30-Nov-07
G W Burke	2,000,000	2,000,000		$5.00	Expiring 30-Nov-07
TOTAL		**6,000,000**			

Name of Director:	**GRAHAM WILLIAM BURKE**
Name of Company:	**VILLAGE ROADSHOW LIMITED**
Name and Type of Security:	**A CLASS PREFERENCE SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
G W Burke	1,390,400	1,390,400			
Village Roadshow Corporation Ltd	6,906	6,906			Director and shareholder of Village Roadshow Corporation Ltd
TOTAL		**1,397,306**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		**0**			

Name of Director: **GRAHAM WILLIAM BURKE**
Name of Company: **AUSTEREO G' 'UP LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Village Roadshow Limited	240,625,094	240,625,094			Director and shareholder of Village Roadshow Ltd
DEG Holdings Pty Ltd	10,937,500	10,937,500			Wholly owned subsidiary of Village Roadshow Ltd
TOTAL		251,562,594			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: GRAHAM WILLIAM BURKE
Name of Company: VILLAGE RO/ ;HOW CORPORATION LIMITED
Name and Type of Security: ORDINARY SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
G W Burke	250	250			Held beneficially for Positive Investments Pty Ltd
G W Burke	0 9,306 (9,306) 1,163 (1,163)	0	14-Jan-03 14-Jan-03 15-Jan-03 15-Jan-03	$13.00 $13.00 $10.00 $10.00	
Positive Investments Pty Ltd	4,427,760 9,306 5,892 1,163	4,444,121	14-Jan-03 14-Jan-03 15-Jan-03	$13.00 $14.00 $10.00	Director and shareholder of Positive Investments Pty Ltd
J R Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
R G Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
L E Alexander	250	250			Held beneficially for G W Burke
TOTAL		4,445,121			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: GRAHAM WILLIAM BURKE
Name of Company: VILLAGE RO/ SHOW CORPORATION LIMITED
Name and Type of Security: PREFERENCE SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
G W Burke	11,817				
TOTAL		0			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	VILLAGE ROADSHOW LIMITED
ABN	43 010 672 054

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN ROSS KIRBY
Date of last notice	20 DECEMBER 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	SEE ATTACHED
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	14 JANUARY 2003 TO 15 JANUARY 2003
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	SEE ATTACHED
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Name of Director:	**JOHN ROSS KIRBY**
Name of Company:	**VILLAGE RO/ ;HOW LIMITED**
Name and Type of Security:	**ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Village Roadshow Corporation Ltd	111,819,817	111,819,817			Director and shareholder of Village Roadshow Corporation Ltd
TOTAL		**111,819,817**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
Canberra Theatres Ltd	6,544,167	6,544,167			Pre-emption rights over the sale of shares
TOTAL		**6,544,167**			

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Name of Director: **JOHN ROSS KIRBY**
Name of Company: **VILLAGE ROA HOW LIMITED**
Name and Type of Security: **A CLASS PREFERENCE SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Village Roadshow Corporation Ltd	6,906	6,906			Director and shareholder of Village Roadshow Corporation Ltd
First Gatoom Pty Ltd	300,000	300,000			Director of First Gatoom Pty Ltd and unitholder of Kirby Capital Growth Trust
TOTAL		**306,906**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		**0**			

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Name of Director: **JOHN ROSS KIRBY**
Name of Company: **AUSTEREO G UP LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Village Roadshow Limited	240,625,094	240,625,094			Director and Shareholder of Village Roadshow Ltd
DEG Holdings Pty Ltd	10,937,500	10,937,500			Wholly owned subsidiary of Village Roadshow Ltd.
TOTAL		**251,562,594**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		**0**			

Name of Director: **JOHN ROSS KIRBY**
Name of Company: **VILLAGE RO⁄ ⁏HOW CORPORATION LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
J R Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
J R Kirby	0				
	5,892		14-Jan-03	$14.00	
	(5,892)	0	14-Jan-03	$14.00	
Positive Investments Pty Ltd	4,427,760				Director and shareholder of Positive Investments Pty Ltd
	9,306		14-Jan-03	$13.00	
	5,892		14-Jan-03	$14.00	
	1,163	4,444,121	15-Jan-03	$10.00	
R G Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
G W Burke	250	250			Held beneficially for Positive Investments Pty Ltd
A W Bennallack	250	250			Held beneficially for First Gatoom Pty Ltd
P M Harvie	250	250			Held beneficially for First Gatoom Pty Ltd
TOTAL		**4,445,371**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		**0**			

Name of Director: JOHN ROSS KIRBY
Name of Company: VILLAGE ROA 'HOW CORPORATION LIMITED
Name and Type of Security: PREFERENCE SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
J R Kirby	3,778	3,778			
Zuling Pty Ltd	689	689			Director and shareholder of Zuling Pty Ltd
First Gatoom Pty Ltd	2,892	2,892			Director of First Gatoom Pty Ltd and unitholder of Kirby Capital Growth Trust
TOTAL		7,359			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	VILLAGE ROADSHOW LIMITED
ABN	43 010 672 054

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ROBERT GEORGE KIRBY
Date of last notice	20 DECEMBER 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	SEE ATTACHED
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	14 JANUARY 2003 TO 15 JANUARY 2003
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	SEE ATTACHED
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Name of Director: ROBERT GEORGE KIRBY
Name of Company: VILLAGE ROA HOW LIMITED
Name and Type of Security: ORDINARY SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
R G Kirby	1,000	1,000			
Wathroad Pty Ltd	100,000	100,000			Director and shareholder of Wathroad Pty Ltd
Village Roadshow Corporation Ltd	111,819,817	111,819,817			Director and shareholder of Village Roadshow Corporation Ltd
TOTAL		**111,920,817**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
Canberra Theatres Ltd	6,544,167	6,544,167			Pre-emption rights over the sale of shares
TOTAL		**6,544,167**			

Name of Director: **ROBERT GEORGE KIRBY**
Name of Company: **VILLAGE ROA HOW LIMITED**
Name and Type of Security: **A CLASS PREFERENCE SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
R G Kirby	167	167			
Wathroad Pty Ltd	100,000	100,000			Director and shareholder of Wathroad Pty Ltd
Village Roadshow Corporation Ltd	6,906	6,906			Director and shareholder of Village Roadshow Corporation Ltd
First Gatoom Pty Ltd	300,000	300,000			Director of First Gatoom Pty Ltd and unitholder of Kirby Capital Growth Trust
TOTAL		**407,073**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		**0**			

Name of Director: **ROBERT GEORGE KIRBY**
Name of Company: **AUSTEREO G UP LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Village Roadshow Limited	240,625,094	240,625,094			Director and shareholder of Village Roadshow Ltd
DEG Holdings Pty Ltd	10,937,500	10,937,500			Wholly owned subsidiary of Village Roadshow Ltd.
TOTAL		**251,562,594**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		**0**			

Name of Director: ROBERT GEORGE KIRBY
Name of Company: VILLAGE ROA ,HOW CORPORATION LIMITED
Name and Type of Security: ORDINARY SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
R G Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
Positive Investments Pty Ltd	4,427,760				Director and shareholder of Positive Investments Pty Ltd
	9,306		14-Jan-03	$13.00	
	5,892		14-Jan-03	$14.00	
	1,163	4,444,121	15-Jan-03	$10.00	
J R Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
G W Burke	250	250			Held beneficially for Positive Investments Pty Ltd
A W Bennallack	250	250			Held beneficially for First Gatoom Pty Ltd
P M Harvie	250	250			Held beneficially for First Gatoom Pty Ltd
TOTAL		**4,445,371**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		**0**			

Name of Director:	**ROBERT GEORGE KIRBY**
Name of Company:	**VILLAGE ROA ;HOW CORPORATION LIMITED**
Name and Type of Security:	**PREFERENCE SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
R G Kirby	4,367	4,367			
First Gatoom Pty Ltd	2,892	2,892			Director of First Gatoom Pty Ltd and unitholder of Kirby Capital Growth Trust
TOTAL		7,259			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			